Mail Stop 3561

October 30, 2008

Mr. Jeffrey Lubell
Chief Executive Officer
True Religion Apparel, Inc.
2263 E. Vernon Ave.
Vernon, CA 90058

> **Re: True Religion Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed May 1, 2008**
> **Form 10-Q for Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 000-51483**

Dear Mr. Lubell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 13 – Segment Information, F-28

1.   Based on your discussion of gross profit in Management's Discussion and Analysis on page 17 and on page 13 of your Form 10-Q filed August 8, 2008 it appears that gross margin per operating segment is a key measure used by

Jeffrey Lubell
True Religion Apparel, Inc.
October 30, 2008
Page 2

management and should be disclosed herein. Please refer to the guidance of SFAS No. 131, particularly paragraphs (27) and (29).

Form 10-Q for the Quarter Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 3 – Marketable Securities, page 5

2.   We note that as of June 30, 2008, you held eight auction rate securities with a fair value of approximately $8.9 million. Further, we note that you have classified these securities as Level 3 investments based on broker quotes. Given the illiquid markets related to these securities, please provide us with a general description of your valuation techniques (i.e., what is the basis of the broker quotes utilized) and tell us (i) how you validate your valuation technique, (ii) how sensitive your fair value estimates are to your valuation technique and (iii) the reasons for increases/decreases in fair value.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services